Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

August 19, 2010

VIA FEDERAL EXPRESS AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Preliminary Revised Information Statement on Schedule 14C
Filed August 9, 2010
File No. 000-51869

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated August 17, 2010 (the “Comment Letter”) regarding the above referenced Preliminary Revised Information Statement on Schedule 14C (the “Information Statement”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.
We note your statement in response to prior comment 1 that you received approval from Terry Phillips, Melanie Mroz and the holders of an aggregate of 14,094,900 shares of common stock.  It is unclear from your disclosure how you obtained consents from "the holders of an aggregate of 14,094,900 shares of common stock." Please identify the shareholders from whom you received approval and the number of shares held by each.

The Company is not aware of a requirement that each individual shareholder providing consent to the authorization of additional shares be identified in the Company’s public filings and, for that reason, did not divulge the identity of all shareholders in the Information Statement.  In response to the Staff’s request, following is a list of each shareholder (other than Ms. Mroz and Mr. Phillips) from whom consent was obtained and the number of shares held by each such shareholder:

Securities and Exchange Commission
August 19, 2010

Name of shareholder	Number of shares of common stock held
Hummingbird Concentrated Fund, L.P.	900,000
Hummingbird Value Fund, L.P.	1,800,000
Avi Lipsker	1,000,000
Gregory Phillips	10,394,900

As noted, the above listed individuals and entities are the holders of an aggregate of 14,094,900 shares of the Company’s common stock.  Along with Ms. Mroz and Mr. Phillips, who hold  3,181,126 and 16,625,720 shares of the Company’s common stock, respectively, the parties to the consent hold an aggregate of 33,901,746 shares, constituting approximately 51% of the total outstanding voting stock of the Company.

Amendment to Amended and Restated Certificate of Incorporation

Reasons for Approval of the Amendment, page 2

2.
Please expand this section to provide a complete description of all the material terms of the securities purchase agreement, including, but not limited to the terms upon which the senior secured convertible promissory notes, Series A warrants, and Series B warrants may convert into your common stock, the dilutive impact of the conversion terms on shareholders and the penalty provisions in the securities purchase agreement.

Although it is the Company’s belief that the discussion in the Information Statement concerning the Financing (as defined in the Information Statement) adequately addresses the requirements of Schedule 14A, the Company acknowledges the Staff’s comment and has revised the Information Statement to address the items requested by the Staff.

Please do not hesitate to call me at (703) 749-1352 or Rico Vicencio at (703) 903-7530 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

Mark J. Wishner

Copies to:	Reba McDermott
Melanie Mroz
Terry Phillips